Industry Canada Industrie Canada

Restated Certificate of Incorporation
Canada Business Corporations Act

Certificat de constitution à jour
Loi canadienne sur les sociétés par actions

Eldorado Gold Corporation

Corporate name / Dénomination sociale

331582-7

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

JE CERTIFIE que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Virginie Ethier

Virginie Ethier

Director / Directeur

2014-05-27

Date of Restatement (YYYY-MM-DD)
Date de constitution à jour (AAAA-MM-JJ)

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION
(SECTION 180)

FORMULAIRE 7
STATUTS CONSTITUTIFS MIS À JOUR
(ARTICLE 180)

1 -- Name of the Corporation - Dénomination sociale de la société	Corporation No. - N° de la société
ELDORADO GOLD CORPORATION	331582-7

2 -- The province or territory in Canada where the registered office is situated / La province ou le territoire au Canada où est situé le siège social

British Columbia

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The Corporation is authorized to issue an unlimited number of common shares with the rights, privileges, restrictions and conditions set out in Schedule A annexed hereto and incorporated in this Form.

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None

5 -- Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 3 and a maximum of 20.

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

(a) In addition to filling vacancies among the directors as provided for in the Canada Business Corporations Act, as amended from time to time, the directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(b) Meetings of shareholders of the Corporation may be held outside Canada in any city or municipality in which the Corporation carries on business.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulées	8 -- Capacity of - En qualité de	9 -- Tel. No. - N° de tél.
D Moss	DAWN MOSS.	CORP. SECRETARY	604-601-6655

Canada

SCHEDULE A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1.1 **Payment of Dividends.** The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends and all dividends shall be declared and paid in equal amounts per share and at the same time on all common shares at the time issued and outstanding without preference or distinction.

1.2 **Participation upon Liquidation, Dissolution or Winding-up.** In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of such shares, be entitled to receive the remaining property and assets of the Corporation and all of the property and assets of the Corporation available for distribution to the holders of the common shares shall be paid and distributed equally, share for share.

1.3 **Voting Rights.** The holders of the common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall have one vote in respect of each common share held at all such meetings.